

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

<u>Via E-mail</u>
Kevin D. Green
Chief Financial Officer
Cerus Corporation
2550 Stanwell Dr.
Concord, California   94520

      Re: **Cerus Corporation**
              Form 10-Q for the Quarterly Period ended March 31, 2019
              Exhibit No. 10.1 Credit, Security and Guaranty Agreement (Term Loan)
              Filed May 7, 2019
              File No. 000-21937

Dear Mr. Green:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance